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                                                                      EXHIBIT 2

                                                                       Exhibit D
                                             For additional information, contact
                                                    Terry Nelson, (301) 419-3900
February 27, 2001                                 Email: tnelson@biospherics.com


          SPHERIX FILLS NEW OFFICER POSITIONS; ADOPTS RIGHTS AGREEMENT

FOR IMMEDIATE RELEASE:
BELTSVILLE, MD, FEBRUARY 27, 2001. Spherix (Biospherics Incorporated, NASDAQ/BINC) of Beltsville, Maryland, today reported that the Board of Directors, at its regular Meeting held February 16, 2001, elected Mr. Richard Levin to the newly established position of Chief Financial Officer and Vice President for Administration. Mr. Levin has been with the Company 10 years, most recently in the position of Vice President for Finance and Administration. Mr. Roger Downs was elected to the position of Vice President for Operations. Mr. Downs, with a Master of Public Administration degree, has served the Company for 5 years in several information division management capacities, most recently as Director of Business Development.

Mr. David Affeldt, who was elected President as of January 1, 2001, said that he had requested the action of the Board as part of the management restructuring that he and CEO Dr. Gilbert Levin have been instituting to improve profits and operations.

In another action, the Board adopted a Rights Agreement. Under the Agreement, rights will attach to existing shares of common stock at the rate of one right for each share of common stock held by shareholders of record on March 1, 2001. The rights will expire on December 31, 2010. The plan is designed to help ensure that all shareholders receive fair treatment in the event of an unsolicited attempt to gain control of the company. The new plan has not been adopted in response to any specific takeover threat, and the Board of Directors is unaware of any effort by a third part to acquire control of the company. A summary of the new rights plan will be mailed to shareholders.

Certain statements contained herein are "forward looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied. Factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, those discussed in filings by the Company with the Securities and Exchange Commission, including the filing on Form 8-K made on March 3, 1999.

Under its motto, "A World of Solutions," Spherix's mission is to provide guidance and products to improve the quality of life. Spherix offers telecommunications call centers, information systems, database management, and proprietary food, health, and medical innovations.

               Our Internet address is http://www.spherixinc.com.
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